SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 30, 2024

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Announcement of LM Ericsson Telephone Company, October 29, 2024, regarding “Ericsson announces change to the Executive Team”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)
By: /s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer
By: /s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: October 30, 2024

PRESS RELEASE October 29, 2024

Ericsson announces change to the Executive Team

Ericsson (NASDAQ: ERIC) today announces that MajBritt Arfert, the Company’s Chief People Officer, will step down at the end of May, 2025. Mrs. Arfert has been with Ericsson for over 38 years and has been a member of its Executive Team the since autumn of 2016. A recruitment process will be initiated to appoint a successor.

Börje Ekholm, President and CEO, comments: “MajBritt has been a valued member of the Executive Team for almost eight years and has been instrumental to where we are today as a company. We have come to an agreement that this is a good time for a change, as we are entering the next chapter of Ericsson’s strategy. With her dedicated leadership and broad background in Ericsson, MajBritt has successfully led the People function and been an integral part in evolving the Ericsson culture and people strategy. I wish her all the best in her future endeavors, and I am happy she will stay on in the role until the end of May, 2025, which allows for finding and ensuring a smooth handover to a successor.”

MajBritt Arfert comments: “It has been an incredible journey and a privilege to serve as Ericsson’s CPO during and to work with such an extraordinary group of people. I am deeply proud of the work we have done in transforming the Company. Ericsson is well positioned globally to continue building on its industry-leading position and to expand into enterprise. This is the right time for me to move on and to explore new adventures in life. Meanwhile I will continue in full capacity as CPO during this period. I will always follow Ericsson with passion and pride as it keeps transforming society and shaping the industry.”

NOTES TO EDITORS:

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PRESS RELEASE October 29, 2024

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ABOUT ERICSSON:

Ericsson’s high-performing networks provide connectivity for billions of people every day. For nearly 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

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